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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

ASA (Bermuda) Limited
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G3156P103
(CUSIP Number)
Bruno Sanglé-Ferrière
Carrousel Capital Ltd.
Hammond House
117 Piccadilly
London W1J 7JU
+44 20 7823 7044
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 26, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No.	G3156P103	Schedule 13D	Page	2	of	9

1	NAMES OF REPORTING PERSONS The Carrousel Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		65,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	CO; IV1
*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]Not registered under the Investment Company Act of 1940.

CUSIP No.	G3156P103	Schedule 13D	Page	3	of	9

1	NAMES OF REPORTING PERSONS The Carrousel Fund II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		130,406

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		130,406

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	130,406

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	CO; IV1
*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]Not registered under the Investment Company Act of 1940.

CUSIP No.	G3156P103	Schedule 13D	Page	4	of	9

1	NAMES OF REPORTING PERSONS Benchmark Plus Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		256,433

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		256,433

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	256,433

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	CO; IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	G3156P103	Schedule 13D	Page	5	of	9

1	NAMES OF REPORTING PERSONS Carrousel Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		452,539

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		452,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	452,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	CO; IA1
*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]Not registered under the Investment Company Act of 1940.

CUSIP No.	G3156P103	Schedule 13D	Page	6	of	9

1	NAMES OF REPORTING PERSONS Bruno Sanglé-Ferrière

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		452,539

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		452,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	452,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	G3156P103	Schedule 13D	Page	7	of	9
Item 1. Security and Issuer.
     This Amendment No. 3 to the statement on Schedule 13D amends Items 5 and 6 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 12, 2007 and amended by Amendment No. 1 filed on October 2, 2007 and Amendment No. 2 filed on October 18, 2007, which relates to the shares of common stock, $1.00 par value per share (the “Common Stock”), of ASA (Bermuda) Limited, a Bermuda limited liability company (the “Issuer”). The principal executive offices of the Issuer are located at 11 Summer Street, 4th Floor, Buffalo, New York 14209.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a) As of the date hereof, Carrousel and Sanglé-Ferrière beneficially own: (i) 65,700 shares of Common Stock with Carrousel Fund I, which represents approximately 0.7% of the issued and outstanding Common Stock; (ii) 130,406 shares of Common Stock with Carrousel Fund II, which represents approximately 1.4% of the issued and outstanding Common Stock; and (iii) 256,433 shares of Common Stock with Benchmark, which represents approximately 2.7% of the issued and outstanding Common Stock. Accordingly, Carrousel and Sanglé-Ferrière, as of the date hereof, are the beneficial owners of an aggregate of 452,839 shares of Common Stock, constituting approximately 4.7% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 beneficially owns any shares of Common Stock.
     (b) As of the date hereof, Carrousel and Sanglé-Ferrière: (i) share voting and dispositive power with respect to 65,700 shares of Common Stock with Carrousel Fund I; (ii) share voting and dispositive power with respect to 130,406 shares of Common Stock with Carrousel Fund II; and (iii) share voting and dispositive power with respect to 256,433 shares of Common Stock with Benchmark. Accordingly, Carrousel and Sanglé-Ferrière, as of the date hereof, have voting power and dispositive power over an aggregate of 452,839 shares of Common Stock, constituting approximately 4.7% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.
     (c) Except as described below, no transactions in the shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, during the past sixty days.
     On June 26, 2008, (i) Carrousel Fund I sold 158,569 shares of Common Stock at a price of $76.23 per share to a broker-dealer, and (ii) Carrousel Fund II sold 141,431 shares of Common Stock at a price of $76.23 per share to a broker-dealer. On July 1, 2008, Carrousel Fund I sold 17,300 shares of Common Stock at a price of $84.67 per share to a broker-dealer.
     (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.
     (e) On July 1, 2008, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

CUSIP No.	G3156P103	Schedule 13D	Page	8	of	9
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended to add the following:
     On June 26, 2008, Carrousel Fund I and Carrousel Fund II entered into standardized, cash-settled swap agreements with Citigroup Global Markets Ltd., as counterparty, for which the Common Stock is the reference security, with respect to 158,569 and 141,431 notional shares of Common Stock, respectively, at a reference price of $76.23. Under the swap agreements, Carrousel Fund I and Carrousel Fund II have each taken the “long” side of the swap and therefore are entitled to the economic benefits, and are subject to the economic risks, of owning the Common Stock, but have no rights, powers, agreements, arrangements or understandings with respect to any shares of Common Stock as a result of the agreements. All balances will be cash settled and there will be no transfer to Carrousel Fund I or Carrousel Fund II of voting, investment or dispositive power over the Common Stock referenced by the swap agreements. None of the Reporting Persons are the beneficial owners of any shares of Common Stock as a result of the swap agreements described above, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of such swap agreements. The swap agreements terminate on July 8, 2009.

CUSIP No.	G3156P103	Schedule 13D	Page	9	of	9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 3, 2008

THE CARROUSEL FUND LTD.

By:	/s/ Bruno Sanglé-Ferrière

Name: Bruno Sanglé-Ferrière
Title: Attorney-in-fact

THE CARROUSEL FUND II LIMITED

By:	/s/ Bruno Sanglé-Ferrière

Name: Bruno Sanglé-Ferrière
Title: Attorney-in-fact

BENCHMARK PLUS MANAGEMENT, LLC

By:	/s/ Bruno Sanglé-Ferrière

Name: Bruno Sanglé-Ferrière
Title: Attorney-in-fact

CARROUSEL CAPITAL LTD.

By:	/s/ Bruno Sanglé-Ferrière

Name: Bruno Sanglé-Ferrière
Title: Director

/s/	Bruno Sanglé-Ferrière

Bruno Sanglé-Ferrière